UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-30614

OROMIN EXPLORATIONS LTD.

(Exact name of registrant as specified in its charter)

Suite 2000, 1055 West Hastings St.

Vancouver, B.C.

Canada V6E 2E9

(604) 331-8772

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.         Exchange Act Reporting History

A.            Oromin Explorations Ltd. (“Oromin”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on March 10, 2000. On October 4, 2013, Teranga Gold Corporation completed the acquisition of 100% of the outstanding shares of Oromin.

B.                                    Oromin has filed or submitted all reports required under Exchange Act section 13(a) or 15(d) and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this form.  Oromin has filed at least one annual report under section 13(a).

Item 2.         Recent United States Market Activity

Oromin’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933.

Item 3.         Foreign Listing and Primary Trading Market

A.            Oromin has maintained a listing of its common shares on the Toronto Stock Exchange (the “TSX”), which is located in the jurisdiction of Ontario, Canada.  The TSX constitutes the primary trading market for Oromin’s common shares.

B.                                    Oromin’s common shares were listed on the TSX on December 16, 2008.  Oromin has maintained a listing of its common shares since that date, which is more than 12 months preceding the filing of this Form 15F.

C.                                    During the 12-month period beginning September 1, 2012 and ending August 31, 2013, trading of Oromin’s common shares in Canada constituted 85% of the trading in Oromin’s common shares.

Item 4.         Comparative Trading Volume Data

Not Applicable.

Item 5.         Alternative Record Holder Information

As of October 4, 2013, the Company had one holder of record on a worldwide basis.

Item 6.         Debt Securities

Not Applicable.

Item 7.         Notice Requirement

A.                                    As required by Rule 12h-6(h), Oromin published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on October 4, 2013.

B.                                    The notice was disseminated by Marketwired.  A copy of the notice was furnished to the Securities and Exchange Commission under a cover of a Form 6-K on October 4, 2013.

Item 8.         Prior Form 15 Filers

Not applicable.

PART II

Item 9.         Rule 12g3-2(b) Exemption

Not Applicable.

PART III

Item 10.  Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice, required by Rule 12h-6(h), disclosing Oromin’s intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                                 its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(2)                                 it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Oromin Explorations Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Oromin Explorations Ltd. certifies that, as represented on this Form 15F, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

OROMIN EXPLORATIONS LTD.
(Registrant)

By:	/s/ David Savarie
Name:	David Savarie
Title:	Corporate Secretary

Date: October 7, 2013

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 15F:

Exhibit	Description

99.1	New Release, dated October 4, 2013